

June 17, 2016

Mail Stop 4631

<u>Via E-mail</u>
Janice E. Stipp
Vice President
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263

> **Re: Rogers Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 1-04347**

Dear Ms. Stipp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2015

Financial Statements

Note 1- Organization and Summary of Significant Accounting Policies, page 49

Property, Plant and Equipment, page 51

1.   We note that you have changed the useful lives for buildings and improvements from a range of 10 to 15 years to 30 to 40 years. If material, please expand your disclosure to provide the information required by ASC 250-10-50-4.

Form 8-K Filed May 2, 2016

2.   You disclose non-GAAP performance measures with more prominence than the comparable GAAP measure or without also presenting the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

3.   Please expand your disclosures to provide substantive justification specific to your circumstances as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also refer to Instruction 2 to Item 2.02 of Form 8-K that indicates that the requirements of Item 10(e)(1)(i) of Regulation S-X apply to information furnished under Item 2.02 of Form 8-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction